Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS
SECOND QUARTER AND FIRST HALF 2009
RESULTS

Santiago, Chile, August 12, 2009 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the quarter and six-month periods ended June 30, 2009. Figures are stated in accordance with Chilean GAAP and in constant Chilean pesos (Ch$) as of June 30, 2009. US dollar figures (US$), except export figures, are based on the exchange rate effective June 30, 2009 (US$1.00=Ch$531.76).

Highlights 2Q09 v. 2Q08

•	Total sales rose by 19.3%.
•	Bottled export sales in Chilean pesos increased 18.8%.
•	Bottled export shipments increased 11.3% to 4,814,700 cases.
•	Bottled domestic sales increased 4.5% by value and 5.3% by volume.
•	Operating income declined 4.8%, operating margin was 14.3% compared to 18.0% in 2Q08.
•	Net income increased 11.3% to Ch$12,989 million (US$24.4 million).
•	Ebitda declined 1.1% to Ch$16,921 million (US$31.8 million). Ebitda margin was 17.9%.
•	Earnings per ADR rose 10.3% to US$0.66.

Highlights 1H09 v. 1H08

•	Total sales rose by 16.4%.
•	Bottled export sales in Chilean pesos increased 16.6%.
•	Bottled export shipments increased 10% to 8,317,600 cases.
•	Bottled domestic sales increased 4.5% by value and 3.4% by volume.
•	Operating income declined 8.2%, operating margin was 13.1% in 1H09 compared to 16.7% in 1H08.
•	Net income increased 21.3% to Ch$21,384 million (US$40.2 million).
•	Ebitda declined 3.6% to Ch$28,153 million (US$52.9 million). Ebitda margin decreased to 17.3% from 20.9%.
•	Earnings per ADR up by 20.2% to US$1.09.

Comments of the CEO

The Company’s results in this period were highly satisfactory due to the favorable growth in its sales in the principal markets at a time when consumption in general has suffered a substantial contraction.

Export sales in the first half of the year rose by 16.6%, driven by a 10% increase in volume. Notable was the growth seen in the markets of the United States, United Kingdom, Japan and Canada, demonstrating the strong positioning of our brand and its attractive value proposition.

Sales on the domestic market grew by 4.5% in the first half as a result of a 3.4% increase in volume. This enabled the Company to increase its market share, to 30.8% of all wine sold in Chile.

Operating income reached Ch$21,410 million, a fall of 8.2% compared to the same period of the previous year, mainly explained by higher direct costs and a change in the sales mix, with higher sales in the lower price segments, as a result of the more difficult economic situation.

The recently ended 2009 harvest showed a fall in costs compared to 2008, which should have a positive impact on margins in the second half of the year. The Chilean Agriculture Department (SAG) reported that total Chilean wine production in 2009 increased by 13.6% to 986.9 million liters as compared to 868.3 million liters in 2008.

Non-operating result presented a gain of Ch$3,597 million (US$ 6.8 million), mainly explained by a gain obtained in exchange rate differences related to forward positions taken by the company as part of its exchange-rate hedging and fixing strategy related to its exports. For the first half of the year, net income increased 21.3% to Ch$21,384 million (US$40.2 million).

Second Quarter 2009 Results

Total Revenues

Total revenues increased 19.3% to Ch$94,439 million (US$178 million) from Ch$79,165 million (US$149 million). For the quarter, growth was driven by larger sales in export markets and a positive sales contribution from the domestic market.

Table 1
Total Revenues
(in Ch$ millions)

	2Q09	2Q08	Change (%)	1H09	1H08	Change (%)

Export sales(1)	68,823	57,750	19.2%	119,051	102,047	16.7%
Domestic sales–wine	13,298	12,880	3.3%	23,370	22,605	3.4%
Domestic sales–other products	4,391	919	377.9%	5,488	1,758	212.1%
Argentina exports(2)	4,003	3,513	13.9%	7,743	6,791	14.0%
Argentina domestic	2,112	2,083	1.4%	3,679	3,255	13.0%
Other revenues	1,812	2,021	-10.4%	3,564	3,494	2.0%

TOTAL	94,439	79,165	19.3%	162,896	139,951	16.4%

Table 2
Sales of Bottled Wine

	2Q09	2Q08	Change (%)	1H09	1H08	Change (%)

Sales (in Ch$million)
Export sales(1)	68,025	57,272	18.8%	117,627	100,870	16.6%
Domestic sales–wine	13,298	12,725	4.5%	23,370	22,371	4.5%
Argentina exports(2)	4,003	3,513	13.9%	7,743	6,717	15.3%
Argentina domestic	2,112	2,083	1.4%	3,679	3,255	13.0%

Volume (thousand liters)
Export sales	43,332	38,919	11.3%	74,859	68,080	10.0%
Domestic sales–wine	18,958	18,010	5.3%	33,083	32,008	3.4%
Argentina exports	3,124	3,370	-7.3%	5,986	6,682	-10.4%
Argentina domestic	2,137	2,233	-4.3%	3,583	3,639	-1.5%

(1) Export sales include exports to third parties and sales of the Company’s distribution subsidiaries (UK, Nordics and Brazil).
(2) This figure excludes shipments to the Company’s distribution subsidiaries.

Export Revenues
Export sales of bottled wine increased 18.8% totaling Ch$68,025 million as compared to Ch$57,272 million. This increase was driven by an 11.3% increase in volumes commercialized and a 6.7% increase in the average export price in Chilean pesos.

Company export revenues are denominated in foreign currencies, mainly US dollars, euros, pounds sterling and Canadian dollars. For reference, exports sales expressed in US dollars amounted to US$121 million, representing a 4.6% increase as compared to US$ 115.7 million for the second quarter 2009. Sales expressed in US dollars were partially compensated mainly due to the negative impact of the appreciation of the US dollar against the pound (-21%) and euro (-13.5%), and its effect on sales denominated in pounds and euros.

•	Bottled Wine Sales – Volume:

For the quarter, Company volumes increased 11.3% with sales of 4,814,700 cases as compared to 4,324,400 cases in 2Q08.

Sales volume rose 51% in the UK market, resulting mainly from an increase in promotional activity in the quarter and larger sales in the bi-varietal categories. Despite the challenging market conditions, wine consumption in the UK has shown positive signs. The Company has taken advantage of opportunities to continue strengthening its position in the market.

Volumes to Continental Europe decreased 8.3% mainly due to more difficult economic conditions that have impacted Eastern Europe and Russia, among others.

Shipment to the US market increased 7.6%, with a good performance in the premium and bi-varietal categories. Company shipments posted increases in Canada 10.8%, Asia 6.8%, and in Central America/Caribbean 8%. Shipments decreased in South America, 18.6%, mainly due to lower sales in Brazil, Peru and Ecuador.

Volumes by segment reveal a shift in the mix of products towards the bi-varietal and popular categories, following an increase in promotional activity in the UK. Excluding the UK market, in the quarter sales of premium wines decreased 1.3%, the varietal segment decreased 22%. On the other hand, sales of bi-varietal and generic wines increased 9.2% and 5.7%, respectively.

Graph 1
Export Volume by Region
Second Quarter 2009

Chile Domestic Sales-wine
Bottled domestic wine sales increased 4.5% to Ch$13,298 million (US$25 million) in 2Q09, from Ch$12,725 million (US$23.9 million) in 2Q08, following a 5.3% increase in volume, partly offset by a 0.7% decrease in the average price. Domestic market bottled wine sales by volume totaled 18.96 million liters in the quarter. There were no sales of bulk wine during the quarter.

The 5.3% rise volume reflects growth across all major categories including 4.5% growth in the popular category; 20% increase in varietals and 25% increase in the premium category. The positive result obtained in the varietal and premium segments follows a consistent strategy and company focus on this segment favored by the strong recognition of the premium wine portfolio.

          Company brands continue strengthening in the market. According to AC Nielsen’s figures, for the six-month period ended May 2009, Concha y Toro’s market share by volume rose to 30.8% compared to 29.2% in the same period of 2008.

Chile Domestic Sales-other products
Domestic sales of other products, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors totaled Ch$4,391 million (US$8.3 million). A 378% increase in this category follows the addition of the Diageo liquor portfolio since May 2009.

Argentine Operations
Total revenues from the Argentine operation increased 9.3% to Ch$6,115 million as a result of a 13.9% increase in exports and a 1.4% growth in domestic sales.

For the quarter, total Argentine exports of bottled wine, including shipments to the Company’s distribution subsidiaries abroad, totaled 416,790 cases, a slight increase of 0.6% over 2Q08. In US dollar terms, exports increased 11.2% to US$8.5 million.

On the domestic side, sales in Argentina by volume decreased 4.3% to 237,450 cases. Revenues in US dollars decreased 6.9% to US$3.8 million.

Other Revenues
Other revenues, comprising fees for bottling services, sales of fruit and other products, decreased 10.4% to $1,812 million (Ch$3.4 million).

Cost of Sales
For the quarter, the total cost of sales rose 29.4% to Ch$59,251 million (US$111 million) from Ch$45,792 million (US$86 million) in 2Q08. The cost of sales as a percentage of total sales increased to 62.7% from 57.8%, mainly as a result of a higher average direct cost as compared to the same quarter of 2008.

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased 13% to Ch$21,652 million (US$40.7 million). This increase is mainly explained by larger expenses in the foreign distribution subsidiaries. As a percentage of sales, SG&A decreased to 22.9%, from 24.2% in 2Q08.

Operating Income
Operating income decreased 4.8% to Ch$13,536 million (US$25.5 million) in 2Q09 compared to Ch$14,220 million (US$26.7 million) in 2Q08. The operating margin decreased to 14.3% from 18%, as a result of a higher average cost and a weakening of the mix.

Non-Operating Result
The non-operating result showed a gain of Ch$2,341 million (US$ 4.4 million) as compared to a gain of Ch$513 million (US$1 million) in 2Q08. This is mainly explained by a gain obtained in exchange rate differences of Ch$ 3,652 million (US$6.9 million) related to forward positions taken by the Company as part of its exchange-rate hedging and fixing strategy related to its exports.

Interest expenses, slightly declined 0.3%, totaling Ch$1,445 million (US$2.7 million) as compared to Ch$1,450 million (US$2.7 million) in the same quarter last year. As of June 30, 2009 total financial debt was Ch$104,100 million (US$195.7 million) as compared to Ch$ 129,829 million (US$244 million) as of June 30, 2008.

Table 2
Non-Operating Results
(in Ch$ millions)

	2Q09	2Q08	Change (%)	1H09	1H08	Change (%)

Equity income	-135	-34	301.5%	-184	-167	10.3%
Other non-operating income	238	797	-70.2%	605	947	-36.1%
Interest expense	-1,445	-1,450	-0.3%	-3,224	-2,538	27.0%
Price level restatement	173	218	-20.6%	436	-191	-328.6%
Exchange differences	3,652	1,278	185.8%	6,229	1,151	441.1%
Other non-operating expenses	-142	-297	-52.3%	-266	-444	-40.2%

Total Non-Operating Result	2,341	513	356.6%	3,597	-1,242	-389.7%

Net Income and Earnings per Share (EPS)
Net income for the period rose 11.3% to Ch$12,989 million (US$24.4 million) from Ch$11,668 million (US$21.9 million). Based on 739,356,616 subscribed and paid-in shares as of June 30, 2009, Concha y Toro’s earnings increased to Ch$17.57 per share from Ch$16.22 in the quarter. Earnings per ADR were Ch$351.4 in 2Q09. In US dollar terms, earnings per ADR increased 10.3% to US$ 0.66 in the second quarter of 2009 from US$ 0.60 for the second quarter of 2008.

First Half 2009 Results

Total Revenues
Total revenues for the first half 2009 increased 16.4% to Ch$ 162,896 million (US$306 million), from Ch$139,951 million (US$263 million) in 1H08. This result was achieved with a solid export result and a positive performance of all company businesses.

Export revenues
Export sales of bottled wine increased 16.6% totaling Ch$117,627 million as compared to Ch$100,870 million. This increase was driven by a 10% increase in volumes sold and a 6.1% higher average export price in Chilean pesos.

For reference, exports sales expressed in US dollars amounted to US$204 million, representing a 0.9% decrease as compared to US$ 206 million for the first half 2008. Sales expressed in US dollars were partially compensated mainly due to the negative impact of the appreciation of the US dollar against the pound sterling (-24%) and euro (-13.5%), and its effect on sales denominated in pounds and euros.

•	Bottled Wine Sales – Volume:

For the six-month period, Company volumes increased 10% with sales of 8,317,600 cases as compared to 7,564,460 cases in 1H08.

In this period we highlight the 18.6% increase in shipments to the US market, with a positive result of our premium and bi-varietal wines.

Sales volume in the UK market rose 38%. As explained before, this result was favored by an increase in promotional activity in this period and larger sales in the bi-varietal categories.

Sales volume in Continental Europe decreased 10.1%, evidencing the difficult economic factors and its effect on consumer spending.

Shipments to Asia grew 7.6%, to Canada 2.7%, Central America/Caribbean 6.2%. Sales in South America declined 24%.

First Six Months 2009
Export Volume by Region

Overall, volume growth was driven by sales in the bi-varietal and popular segments, following stronger promotional activity in the UK market. Excluding the UK market, sales of premium wines decreased 3.5% and varietal wines, 13.4%. On the other hand, sales of bi-varietal wines rose 7.7% and popular wines increased 5.5%.

Domestic Sales, Chile
Bottled domestic wine sales increased 4.5% to Ch$23,370 million (US$44 million) in 1H09, from Ch$22,371 million (US$42 million) in 2H08, following a 3.4% increase in volume and a 1% increase in the average price. The volume of bottled wine sales on the domestic market totaled 33.08 million liters. There were no sales of bulk wine during this period.

Chile Domestic Sales-other products
Domestic sales of other products, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors totaled Ch$5,488 million (US$10.3 million). The 212% increase in this category follows the addition of the Diageo liquor portfolio since May 2009.

Argentine Operations
Revenues of Ch$11,422 million were achieved by our Argentine businesses following a 15.3% increase in bottled export sales and a 13% increase in domestic revenues.

For the first half of the year, Trivento’s exports of bottled wine totaled 799,880 cases representing a 2.3% decrease. By value, exports totaled USS$15.9 million, increasing 6% as compared to the same period of 2008. Growth was led by larger shipments to the US and UK markets.

Domestic market sales volume presented a slight decrease of 1.5%, with a total volume of 398,080 cases. In US dollar value terms, sales decreased 1.7% to US$6.4 million.

Other Revenues
Other revenues increased 2.0% to Ch$3,564 million (US$ 6.7 million).

Cost of Sales
For the first half of 2009, the total cost of sales rose 24% to Ch$ 103,225 million (US$ 194 million) from Ch$ 83,223 million (US$ 157 million) in 2008. The cost of sales as a percentage of total sales rose to 63.4% from 59.5% mainly resulting from a higher average direct cost as compared to the same period last year.

The gross margin decreased to 36.6% from 40.5%, mainly reflecting a higher direct cost and also a change in the mix, with larger sales in the lower priced segments and higher promotional activity in the UK.

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased 14.5% to Ch$38,261 million (US$72 million) from Ch$ 33,415 million (US$63 million). Larger SG&A reflect mainly higher marketing expenses and SG&A in the foreign subsidiaries, due to a higher exchange rate in the period. In addition, higher SG&A include the start-up expenses in the first quarter of the subsidiaries in Brazil and Scandinavia. As a percentage of revenues, SG&A decreased to 23.5% from 23.9% in 1H08.

Operating Income
Operating income decreased 8.2% to Ch$21,410 million (US$ 40 million) compared to Ch$23,313 million (US$ 43.8 million) in the first half of 2008. The operating margin decreased to 13.1% from 16.7%; this reflects mainly the higher average cost in this period and the change of the mix for the export business due to the economic cycle and higher promotional activity in the UK.

Non-Operating Results
Non-operating result presented a gain of Ch$3,597 million (US$ 6.8 million) as compared to a loss of Ch$1,242 million (US$2.3 million) in 1H08. This is mainly explained by a gain obtained in exchange rate differences of Ch$ 6,229 million (US$11.7 million) related to forward positions taken by the company as part of its exchange-rate hedging and fixing strategy related to its exports.

For the six-month period interest expenses increased to Ch$3,224 million (US$6.1 million) as compared to Ch$2,538 million (US$4.8 million) in the same period last year. As of June 30, 2009 total financial debt was Ch$104,100 million (US$195.7 million) as compared to Ch$ 129,829 million (US$244 million) as of June 30, 2008.

Net Income and Earnings per Share (EPS)

Net income for the period increased 21.3% to Ch$ 21,384 million (US$40.2 million) from Ch$17,627 million (US$ 33 million). Concha y Toro’s EPS increased to Ch$ 28.92 per share from Ch$ 24.51; earnings per ADR were Ch$578.4 in 1H09 and Ch$ 490.2 in 1H08. In US dollar terms, earnings per ADR increased 20.2% to US$ 1.09 compared to US$0.90 for the first six-month period of 2008.

Balance Sheet

Assets
As of June 30, 2009, the Company’s consolidated assets totaled Ch$511,587 million (US$962 million), and were Ch$ 18,757 million (US$ 35 million) higher than the figure reported a year earlier, mainly due to an increase in fixed assets, involving development of new vineyards and cellar capacity, and current assets.

Liabilities
As of June 30, 2009 net financial debt stood at Ch$104,100 million (US$195.7 million) representing a year-on-year decrease of Ch$25,729 million (US$48 million). This results mainly from a decrease in short-term debt to banks and financial institutions, following a capital increase in the month of May, 2009. As of June 30, the financial debt to equity ratio decreased to 0.37, from 0.54 a year ago.

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About Viña Concha y Toro
Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 131 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Carmín de Peumo, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company sells wines through the subsidiaries Viña Cono Sur, Viña Maipo, Viña Palo Alto, Viña Maycas del Limarí and Bodega Trivento in Argentina. The Company cultivates 7,683 hectares of vineyards in Chile and 1,037 hectares in Argentina.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol “VCO”. The Company has 2,727 employees and is headquartered in Santiago, Chile.

Forward Looking Statements
This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

Viña Concha y Toro S.A. Consolidated Income Statement
(In thousands of constant Chilean pesos as of June 30, 2009)

	2Q2009	2Q2008	Change	1H2009	1H2008	Change
	Th. Ch$	Th. Ch$	%	Th. Ch$	Th. Ch$	%

Operating Results
Sales revenues	94,438,826	79,165,213	19.3	162,896,409	139,950,636	16.4
Cost of sales	-59,250,941	-45,792,291	29.4	-103,225,485	-83,223,057	24.0
% of sales	62.7%	57.8%		63.4%	59.5%
Gross Profit	35,187,886	33,372,922	5.4	59,670,924	56,727,579	5.2
% of sales	37.3%	42.2%		36.6%	40.5%
Selling & Adm. Expenses	-21,651,693	-19,152,572	13.0	-38,260,740	-33,414,951	14.5
% of sales	22.9%	24.2%		23.5%	23.9%
Operating Income	13,536,193	14,220,350	-4.8	21,410,184	23,312,628	-8.2

% of sales	14.3%	18.0%		13.1%	16.7%
Non-Operating Results
-Non-operating income	237,596	796,989	-70.2	605,156	947,131	-36.1
-Equity income	-135,192	-33,670	301.5	-183,900	-166,759	10.3
-Non-operating expenses	-141,782	-297,069	-52.3	-265,620	-444,306	-40.2
-Financial expenses	-1,445,008	-1,449,527	-0.3	-3,224,216	-2,538,240	27.0
-Price level restatement	173,350	218,204	-20.6	436,122	-190,740	-328.6
-Exchange differences	3,652,186	1,277,805	185.8	6,229,486	1,151,277	441.1
Non-operating result	2,341,149	512,732	356.6	3,597,028	-1,241,637	-389.7

Income before income tax	15,877,342	14,733,082	7.8	25,007,212	22,070,990	13.3
Less: income tax	-2,888,290	-3,052,319	-5.4	-3,622,734	-4,431,278	-18.2
Minority interest	-3	-12,415	-100	-1	-13,191	-100

Net Income	12,989,049	11,668,348	11.3	21,384,477	17,626,521	21.3
-Earnings per share (Ch$)	17.57	16.22	8.3	28.92	24.51	18.0
-Earnings per ADR (US$)	0.66	0.60	10.3	1.09	0.90	20.2

EBITDA	16,921,301	17,111,342	-1.1%	28,153,485	29,209,960	-3.6%
% sales	17.9%	21.6%		17.3%	20.9%

Number of shares subscribed and paid-in	739,356,616	719,170,735		739,356,616	719,170,735

Exchange rate US$1.0=Ch$531.76

Viña Concha y Toro S.A.
Consolidated Balance Sheet
(In thousands of constant Chilean pesos and US dollars as of June 30, 2009)

	As of June 30, 2009 Th. Ch$	As of June 30, 2008 Th. Ch$	As of June 30, 2009 Th. US$

Assets
Cash and equivalents	6,081,456	2,860,374	11,436
Inventories	145,564,671	144,202,235	273,741
Accounts receivable	82,610,587	85,836,439	155,353
Other current assets	23,844,366	20,631,148	44,840
Total current assets	258,101,080	253,530,196	485,371

Property, plant & equipment, net	235,194,583	221,931,119	442,295
Other assets	18,291,773	17,368,879	34,399

Total assets	511,587,436	492,830,194	962,065

Liabilities and Shareholders’ Equity
Short term debt (1)	52,719,414	73,179,623	99,141
Other current liabilities	108,257,283	107,861,910	203,583
Total current liabilities	160,976,697	181,041,533	302,724
Long term debt (1)	51,380,121	56,649,019	96,623
Other long-term liabilities	16,472,061	14,990,787	30,976
Total long-term liabilities	67,852,182	71,639,806	127,599

Minority interest	8	30,383	—

Shareholders’ equity	282,758,549	240,118,472	531,741

Total liabilities and shareholders’ equity	511,587,436	492,830,194	962,065

(1) includes only financial debt
Exchange rate:US$1.0=Ch$531.76